Exhibit 8.1

List of Significant Subsidiaries of Signet Group plc

Subsidiary	Jurisdiction of Incorporation

Ernest Jones Limited	England

H.Samuel Limited	England

Leslie Davis Limited	England

Signet Trading Limited	England

Sterling Inc.	Ohio

Sterling Jewelers Inc.	Delaware

Sterling Jewelers LLC	Ohio

Signet Holdings Limited	England

Signet US Holdings, Inc.	Delaware

Checkbury Limited	England